Form 51-101F1

Trans-Orient Petroleum Ltd. (the “Company”)
STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS
INFORMATION

The effective date of the information being provided in this statement of reserves data and other oil and gas information set forth below is July 31, 2009, and for the year ended July 31, 2009. The information provided herein was prepared on November 27, 2009.

All dollar figures are in United States dollars unless stated otherwise.

Disclosure of Reserves Data

The Company had no category of reserves by National Instrument 51-101 (“NI 51-101”) definitions as at July 31, 2009.

The Company had no producing properties or properties capable of commercial production as at July 31, 2009 and is in the process of exploring its petroleum and natural gas properties and has not yet determined whether they contain reserves that are economically recoverable. As a result, the Company cannot provide a report that incorporates the information prescribed by Parts 2, 3, 4 and 5 of NI 51-101 at this stage of its operations and further disclosure in this document will refer to Other Oil and Gas Information as required by Part 6 of NI 51-101.

Oil and Gas Properties and Wells

On November 8, 2006, the Government of New Zealand awarded the Company with 100% interests in two onshore petroleum exploration permits, PEP 38348 and PEP 38349, situated in New Zealand’s East Coast Basin.

On, April 3, 2009, the Government of New Zealand awarded the Company with 100% interest in a petroleum exploration permit, PEP 50940, also located onshore in New Zealand’s East Coast Basin.

The following table summarizes the Company’s interests at July 31, 2009, in unproved properties located in New Zealand:

Permit	Location	Working Interest %	Gross Acre’s	Net Acre’s
PEP 38348	East Coast	100	530,535	530,535
	Basin of New
	Zealand
	(Onshore)

PEP 38349	East Coast	100	1,633,651	1,633,651
	Basin of New

Zealand
(Onshore)

PEP 50940	East Coast	100	111,728	111,728
Basin of New
Zealand
(Onshore)

As of the date of this statement of reserves data and other oil and gas information, the Company is in good standing with respect to its PEP 38348 and PEP 38349 work commitments with the Ministry of Economic Development in New Zealand (the “MED”). The first year technical and geochemical commitments were met by the geological and geochemical testing program completed in advance of the November 8, 2007 deadline at a cost of $204,000. The second year geophysical commitments have also been completed in advance of the November 8, 2008 deadline with the acquisition of approximately 50 kilometers of 2D seismic data located over both permits at a cost of approximately $1,240,000. After acquiring the seismic data, in combination with certain additional geological and geophysical studies, the Company completed seismic interpretations that confirmed the drilling locations for the Company’s first two wells. The next term of the work program required a well on each of PEP 38348 and PEP 38349 to be drilled by November 2009. The Company built an access road and drilling pad for its Boar Hill-1 propsect in PEP 38349 and secured certain land access agreements and resource consents for its operations. Using the completed drilling pad, in July 2009 the Company drilled a stratigraphic well to 204.3 meters that was subsequently deepened to 487 meters in September 2009 with total cost of expenditures incurred during fiscal 2009 amounting to $210,545. The first stage section of the Boar Hill-1 well gathered valuable geological information needed to plan the deeper Boar Hill well to be drilled.

During the 2009 fiscal year, the Company submitted certain applications for changes to the terms of its exploration permits as follows:

a)	The MED approved one application for an extension to the drilling date on PEP 38349 from November 8, 2009 to March 8, 2010.

b)

The Company subsequently submitted a further drilling extension request on PEP 38349 to change the drilling requirement for the Boar Hill-1 well to March 8, 2011, in order to to allow the Company enough time to deepen its stratigraphic well drilled in July 2009.

c)	The Company applied for a 62,000 acre extension of land to the south of the PEP 38349 permit area to cover the Kawakawa Anticline.

d)

On PEP 38348, the Company applied to the MED to extend the drilling date from November 8, 2009 to April 8, 2010, and to request that the drilling commitment be amended from drilling one deep well (1,500-1,800 meters) to one stratigraphic test well (250 meters) by April 8, 2010, and two additional stratigraphic wells to similar depths by April 8, 2011. The Company will then analyze the results of these wells and commit to an acceptable work program by November 8, 2011.

The Company is in good standing with respect to its PEP 50940 work commitments as at the date of this statement of reserves data and other oil and gas information. Work commitments scheduled for the first 16 months of the permit term include geological, geochemical and geophysical studies as well as the collection of 10 kilometer’s of 2D seismic. Field work, which includes oil and gas seep analysis and surface geological mapping, commenced in November 2009 at a forecast cost of approximately $50,000. Data from this first round of commitments will be evaluated in the first two months of 2010, before a determination of the nature, timing and cost of future geophysical work is confirmed.

The Company’s estimated commitments for the 2010 fiscal year are approximately $425,000, which includes the following:

a)	The acquistion of 10 kilometers of 2D seismic data, oil and gas seep analysis and surface geological mapping in PEP 50940.
b)	Deepening of the stratigraphic well in PEP 38349.
c)	Drilling a cored stratigraphic well on PEP 38348.

The Company plans to continue to maintain its permits in good standing with the MED and to lodge additional term applications accordingly.

Longer term, the Company estimates that work program commitments consisting of one deep well and two cored stratigraphic wells to be drilled by March 8, 2011 will cost approximately $1,750,000.

The net area of unproved property for which the Company expected its rights to explore, develop and exploit to expire within one year, as at July 31, 2009, was nil.

Additional information on Abandonment and Reclamations Costs

The Company has no abandonment and reclamation costs expected at this time.

Tax Horizon

As the Company had no category of reserves by NI 51-101 definitions as at July 31, 2009, no future net income could be calculated and, accordingly, there could be no estimate of when income taxes may be payable.

Costs incurred

In the year ending July 31, 2009, the Company made the following expenditures (irrespective of whether such costs were capitalized or charged to expense when incurred):

Country	New Zealand
Property Acquisition Costs – Proved Properties	$-
Property Acquisition Costs – Unproved Properties	$-
Exploration Costs	$210,545
Development Costs	$-

Exploration and Development Activities

For the year ended July 31, 2009, the Company did not drill any wells on PEP 38348, PEP 38349 and PEP 50940 other than the initial phase of the stratigraphic well on PEP 38349 drilled to 204.3 meters as mentioned above. During the beginning of the 2010 fiscal year, the Company deepened this stratigraphic well to 487 meters, gathering valuable geological information needed to plan for the drilling of the deeper Boar Hill well. The Company has also commited to acquire 10 kilometers of 2D seismic data, conduct oil and gas seep analysis and to complete surface geological mapping in PEP 50940, and to drill a cored stratigraphic well on PEP 38348 before the end of fiscal 2010.

The Company’s business plan remains focused on conventional and unconventional oil and gas prospects located in the East Coast Basin of New Zealand. The Company’s short and long term goals to aggressively explore both the conventional and unconventional opportunities in New Zealand remain unchanged. However, the Company has taken steps to modify its work commitments to allow the Company the ability to apply its capital program optimally in the East Coast Basin. The Company will remain focused on its stated objectives, and will also be prudent and proactive to maintain a strong balance sheet and carefully manage the capital requirements of early stage exploration. The Company’s current exploration strategy can be divided into three opportunities: a shallow (less than 500 meters) oil opportunity, a conventional Miocene-aged oil and gas exploration program, and an unconventional fractured oil-shale opportunity. Leveraging each phase of exploration will allow the Company the greatest opportunity to continue funding its exploration plans. Also, the Company plans to continue its efforts to identify additional exploration and acquisition opportunities in the Australasia region.